UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G/A
                                 Amendment No. 7

                    Under the Securities Exchange Act of 1934



                                  Saflink Corp.
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                                (Name of Issuer)

                     Common stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    786578302
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                                 (CUSIP Number)

                                December 29, 2006
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             (Date of Event Which Requires Filing of this Statement)



             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                           Rule 13d-1(d)


             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 786578302               SCHEDULE 13G               Page 2 of 5 Pages

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        North Sound Capital LLC (1)
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)[x]
        (b)[ ]
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3       SEC USE ONLY
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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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                       5      SOLE VOTING POWER

    NUMBER OF                 0
     SHARES            --------------------------------------------------------
  BENEFICIALLY         6      SHARED VOTING POWER
   OWNED BY
      EACH                    1,091,222
   REPORTING           --------------------------------------------------------
     PERSON            7      SOLE DISPOSITIVE POWER
     WITH
                              0
                       --------------------------------------------------------
                       8      SHARED DISPOSITIVE POWER

                              1,091,222
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,091,222
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        [ ]
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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        1.2%
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12      TYPE OF REPORTING PERSON*

        OO
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(1) The shares described herein are held by North Sound Legacy Institutional Fund LLC and North Sound Legacy International Ltd. (the "Funds"). North Sound Capital LLC (the "Reporting Person") is the managing member and investment advisor, respectively, of the Funds and has voting and investment control with respect to the shares held by the Funds. Thomas McAuley is the Manager of the Reporting Person. Although each of the Reporting Person and Mr. McAuley may be deemed the beneficial owner of the shares held by the Funds pursuant to Rule 13d-3 under the Act, neither owns such shares directly. Each of the Reporting Person and Mr. McAuley disclaims beneficial ownership of the shares held by the Funds except to the extent of their respective economic interests in each Fund.
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CUSIP No. 786578302               SCHEDULE 13G               Page 3 of 5 Pages

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Item 1(a).        Name of Issuer:

                  Saflink Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  777 108th Avenue NE
                  Suite 2100
                  Bellevue, WA  98004

Item 2(a).        Name of Person Filing.
Item 2(b).        Address of Principal Business Office or, if None, Residence.
Item 2(c).        Citizenship.

                  North Sound Capital LLC 20 Horseneck Lane Greenwich, CT 06830 Delaware limited liability company

Item 2(d).        Title of Class of Securities:

                  Common stock, par value $0.01 per share

Item 2(e).        CUSIP Number:

                  786578302

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable

Item 4.           Ownership.

                  The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of December 29, 2006:

                  (a) Amount beneficially owned: 1,091,222

                  (b) Percent of Class: 1.2%

                  (c) Number of shares as to which such person has:

                           (i) sole power to vote or direct the vote: 0

                           (ii) shared power to vote or direct the vote:
                                1,091,222
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CUSIP No. 786578302               SCHEDULE 13G              Page 4 of 5 Pages

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                           (iii) sole power to dispose or direct the
                                 disposition of: 0

                           (iv) shared power to dispose or direct the
                                disposition of: 1,091,222

Item 5.           Ownership of Five Percent or Less of a Class.

                  [X]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

                  Certification pursuant to ss.240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No. 786578302               SCHEDULE 13G               Page 5 of 5 Pages

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                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2007


                                                NORTH SOUND CAPITAL LLC


                                                By: /s/ Thomas McAuley
                                                -------------------------------
                                                Name: Thomas McAuley
                                                Title: Chief Investment Officer